

G B C X

Gemini Wine & Spirits Inc
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $25,000

Offering End Date: July 2, 2024

Repayment Period: 2 years (24 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Gemini Wine & Spirits Inc

Founded: September 14, 2018

Address: 2801 22nd St
San Francisco, CA 94110

Industry: Wine Retailer

Employees: 4

Website: https://www.geminibottlesf.com/

Use of Funds Allocation:

If the maximum raise is met:

$23,500 (94.00%) – of the proceeds will go towards working capital- expanding inventory and website rebuild

$1,500 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 4,839 Followers

SMB X



Business Metrics:

	FY22	FY23	YTD 4/30/2024
Total Assets	$588,708	$550,047	$430,559
Cash & Cash Equivalents	$172,242	$60,765	$29,206
Accounts Receivable	$685	$35,165	$0
Short-term Debt	$92,518	$167,802	$134,681
Long-term Debt	$482,220	$473,682	$444,707
Revenue	$957,823	$859,038	$263,667
Cost of Goods Sold	$649,040	$536,231	$183,069
Taxes	$0	$0	$0
Net Income	-$5,440	-$101,408	-$59,515

Recognition:

Gemini Wine & Spirits Inc (DBA Gemini Bottle Co) opened in December of 2019 quickly and with a limited budget. Little by little they've invested in their space and would like to do more to improve and add to their selection. By expanding their inventory of high-demand natural wines & spirits and updating their website they plan to drive sales as they ease into their 5th year of business. They will continue to take care of their local community while growing their reach via online sales.

About:

Gemini Wine & Spirits Inc (DBA Gemini Bottle Co) provides an eclectic selection of natural wines, spirits, snacks and beers from all over the world with a focus on small, local producers from the Bay Area and all over California. They offer free weekly tastings and have a monthly wine club.

For more information, contact our Customer Support Team at support@thesmbx.com

